EXHIBIT 99.4

Registration Rights Agreement

This Registration Rights Agreement (this “Agreement”) is entered into as of September 29, 2024, by and among BrainsWay Ltd, a company organized under the laws of Israel (the “Company”), and the investor listed on the signature page(s) hereto (the “Investor”). Unless otherwise defined herein, capitalized terms used in this Agreement have the respective meanings ascribed to them in Section 1.

RECITALS

WHEREAS, the Company and the Investor are parties to the Securities Purchase Agreement, dated as of September 29, 2024 (the “Purchase Agreement”) pursuant to which, among other things, the Company issued and sold to the Investor an aggregate of US$20 million of ADSs, and Warrants (each as defined below); and

WHEREAS, in connection with the transactions contemplated by the Purchase Agreement, the Investor and the Company desire to enter into this Agreement, which shall, among other things, govern the rights of the Investor to cause the Company to register the Registrable Securities (as defined below) issued or issuable to the Investor under the terms of the Purchase Agreement;

NOW, THEREFORE, in consideration of the mutual promises and covenants set forth herein, and other consideration, the receipt and adequacy of which are hereby acknowledged, the parties hereto agree as follows:

Section 1

Definitions

1.1              Certain Definitions. In addition to the terms defined elsewhere in this Agreement, as used in this Agreement, the following terms have the respective meanings set forth below:

(a)               “ADSs” shall mean American Depositary Shares of the Company, each representing two Ordinary Shares.

(b)               “Affiliate” has the meaning set forth in Rule 12b-2 of the rules and regulations promulgated under the Exchange Act.

(c)               “Articles” shall mean the articles of association of the Company, as in force from time to time.

(d)               “Block Trade” shall mean an offering of Registrable Securities in which there will be a sales agent acting on behalf of the Investor and which requires both the Investor and the Company to enter into a block trade sale agreement and is limited in scope of selling efforts as compared to an Underwritten Offering including, but not limited to, no “roadshow” component or investor calls.

(e)               “Board” shall mean the Board of Directors of the Company.

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(f)                “Commission” shall mean the U.S. Securities and Exchange Commission or any other federal agency at the time administering the Securities Act.

(g)               “Company Shareholders’ Meeting” shall mean the extraordinary general meeting of the Company’s shareholders for the purpose of obtaining the Shareholders’ Approval.

(h)               “Depositary” shall mean The Bank of New York Mellon, as depositary under the Deposit Agreement dated as of February 1, 2019, among the Company, the Depositary and the owners and holders of ADSs from time to time, as such agreement may be amended or supplemented.

(i)                 “Exchange Act” shall mean the Securities Exchange Act of 1934, as amended, or any similar successor federal statute and the rules and regulations thereunder, all as the same shall be in effect from time to time.

(j)                 “Filing Date” shall mean such date that is not more than ten (10) calendar days following the date of the Shareholders’ Approval.

(k)               “Governmental Entity” shall mean any federal, state, local or foreign government, or any department, agency, or instrumentality of any government; any public international organization, any transnational governmental organization; any court of competent jurisdiction, arbitral, administrative agency, commission, or other governmental regulatory authority or quasi-governmental authority, any political party; and any national securities exchange or national quotation system.

(l)                 “Ordinary Shares” shall mean the ordinary shares of the Company, par value NIS 0.04 per share.

(m)             “Other Securities” shall mean securities of the Company, other than Registrable Securities.

(n)               “Person” shall mean any individual, partnership, corporation, company, association, trust, joint venture, limited liability company, unincorporated organization, entity or division, or any government, governmental department or agency or political subdivision thereof.

(o)               “Purchase Agreement” is as defined in the Recitals to this Agreement.

(p)               “Registrable Securities” shall mean the (i) ADSs issued and sold to the Investor under the Purchase Agreement; (ii) the Warrant ADSs issuable upon exercise (in whole or in part) of the Warrants issued and sold the Investor under the Purchase Agreement; and (iii) any securities of the Company issued as (or issuable upon the conversion or exercise of any warrant, right, or other security that is issued as) a dividend or other distribution with respect to, or in exchange for or in replacement of, the securities referenced in clauses (i) and (ii) above; provided, however, that a security shall cease to be a Registrable Security upon the earliest to occur of the following: (i) such security has been sold or otherwise transferred by the holder thereof pursuant to and in a manner contemplated by the effective Registration Statement, (ii) such security is sold pursuant to Rule 144, (iii) such security is eligible to be sold by the holder pursuant to Rule 144 without condition or restriction, including without any limitation as to volume of sales, and without the holder complying with any method of sale requirements or notice requirements under Rule 144, and without the need for the Company to be in compliance with the current public information required under Rule 144(c)(1) (or Rule 144(i)(2), if applicable), or (iv) such security shall cease to be outstanding following its issuance.

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(q)               “Registration Expenses” shall mean all registration and filing fee expenses incurred by the Company in effecting any registration pursuant to this Agreement and all expenses incurred in performing or complying with its other obligations under this Agreement, including (i) all registration, qualification, and filing fees, printing expenses, and any other fees and expenses associated with filings required to be made with the Commission, FINRA or any other regulatory authority, (ii) all fees and expenses in connection with compliance with any securities or “Blue Sky” laws (including fees and disbursements of counsel for the underwriters in connection with “Blue Sky” qualifications of the Registrable Securities), (iii) all printing, duplicating, word processing, messenger, telephone, facsimile and delivery expenses, and (iv) all fees and disbursements of counsel for the Company and of all independent certified public accountants of the Company (including the expenses of any special audit and cold comfort letters required by or incident to such performance). The Company shall not be required to pay any Selling Expenses applicable to the sale of Registrable Securities.

(r)                “Registration Statement” shall mean any registration statement of the Company filed with, or to be filed with, the Commission under the Securities Act, including the related prospectus, amendments and supplements to such registration statement, including pre- and post-effective amendments, and all exhibits and all material incorporated by reference in such registration statement as may be necessary to provide for the resale of Registrable Securities and comply with applicable securities laws.

(s)                “Rule 144” shall mean Rule 144 as promulgated by the Commission under the Securities Act, as such rule may be amended from time to time, or any similar successor rule that may be promulgated by the Commission.

(t)                 “Securities Act” shall mean the Securities Act of 1933, as amended, or any similar successor federal statute and the rules and regulations thereunder, all as the same shall be in effect from time to time.

(u)               “Selling Expenses” shall mean all underwriting discounts and selling commissions applicable to the sale of Registrable Securities, the fees and expenses of any legal counsel (except as specifically provided in the definition of “Registration Expenses”) and any other advisors the Investor engages, transfer (including stamp) taxes, if any, in connection with the sale of Registrable Securities and all similar fees and commissions relating to the Investor’s disposition of the Registrable Securities, including all expenses related to the “road-show” for any Underwritten Offering, including all travel, meals and lodging.

(v)               “Shareholders’ Approval” shall mean the affirmative votes of a majority of the shareholders of the Company as of the record date for the Company Shareholders’ Meeting, represented at a general meeting of the Company in person or by proxy and voting thereon, approving the transactions set forth in the Purchase Agreement that require Company shareholder approval.

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(w)             “Underwritten Offering” shall mean a public offering of Registrable Securities pursuant to an effective registration statement under the Securities Act (other than pursuant to a registration statement on Form F-4, Form S-4 or Form S-8 or any similar or successor form) which requires the Investor and the Company to enter into an underwriting agreement.

(x)               “Warrants” shall mean, collectively, the warrants to purchase ADSs (or Ordinary Shares, as applicable) issued to the Investor under the Purchase Agreement.

(y)               “Warrant ADSs” means ADSs representing Warrant Shares underlying the Warrants.

(z)               “Warrant Shares” means the Ordinary Shares represented by the Warrant ADSs.

Section 2

Resale Registration Rights

2.1              Resale Registration Rights.

(a)               The Company shall file with the Commission not later than the Filing Date a Registration Statement to register the offer and sale by the Investor of all Registrable Securities from time to time pursuant to Rule 415 under the Securities Act in the manner reasonably requested by the Investor. The Registration Statement shall be on Form F-3, except if the Company is not then eligible to register for resale the Registrable Securities on Form F-3, in which case such registration shall be on another appropriate form in accordance with the Securities Act and the rules promulgated thereunder and the Company shall undertake to register the Registrable Securities on Form F-3 or S-3 as soon as practicable following the availability of such form, provided that the Company shall use commercially reasonable efforts to maintain the effectiveness of the Registration Statement then in effect until such time as a Registration Statement on Form F-3 or S-3 covering the Registrable Securities has been declared effective by the Commission.

(b)               The Registration Statement shall include information concerning the Investor as a selling securityholder as may be required under the Securities Act, which information shall be provided by the Investor in accordance with Section 2.7. Notwithstanding the foregoing, before filing the Registration Statement, the Company shall furnish to the Investor, and the Investor’s legal counsel, a draft of the Registration Statement (and any pre-effective amendments thereto) for review not less than three (3) business days before the anticipated filing date and afford the Investor an opportunity to review and comment on the Registration Statement. The Company’s obligation pursuant to this Section 2.1(b) is conditioned upon the Investor providing the information contemplated in Section 2.7.

(c)               The Company shall use commercially reasonable efforts to cause the Registration Statement filed by it to become effective as soon as reasonably practicable and in any event within sixty (60) calendar days following the date of the Shareholders’ Approval (the “Effectiveness Date”). By 4:00 p.m. (New York City time) on the business day following the Effectiveness Date, the Company shall notify the Investor of the effectiveness of the Registration Statement. The Company shall use its reasonable best efforts to cause such Registration Statement to remain effective under the Securities Act until the earlier of the date that (Y) all Registrable Securities covered by the Registration Statement have been sold or (Z) all Registrable Securities covered by the Registration Statement otherwise cease to be Registrable Securities pursuant to the definition of Registrable Securities (the “Effectiveness Period”).

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(d)               Deferral and Suspension. At any time after being obligated pursuant to this Agreement to file a Registration Statement, or after any Registration Statement has become effective, the Company may defer the filing of or suspend the use of any such Registration Statement upon giving written notice of such action to the Investor with a certificate signed by the Chief Executive Officer or the Chairman of the Board stating that, in the good faith judgment of the Board, the Registration Statement would, if not promptly deferred or suspended, require the Company to disclose material information that would not otherwise be required to be disclosed at that time and that such disclosure would materially adversely affect the Company and its subsidiaries taken as a whole or materially and adversely interfere with, or materially jeopardize the success of, any pending or proposed material transaction. Such notice to the Investor shall not include material non-public information, and the Company shall not be obligated under this Agreement to disclose the reasons therefor. The Company shall have the right to defer the filing of or suspend the use of such Registration Statement for a period of not more than one hundred twenty (120) days from the date the Company notifies the Investor of such deferral or suspension; provided that the Company shall not exercise the right contained in this Section 2.1(d) more than once in any twelve month period, and provided further that with respect to the initial Registration Statement to be filed by the Filing Date, the Company may only exercise the deferral right contained in this Section 2.1(d) with respect to any material events or material information that first arise and come to the Company’s attention after the date of the Shareholders’ Notice (as defined in the Purchase Agreement) and prior to the Filing Date and, in any such case, may defer filing such initial Registration Statement only for a period of not more than thirty (30) days. In the case of the suspension of use of any effective Registration Statement, the Investor, immediately upon receipt of notice thereof from the Company in accordance with this Section 2.1(d), shall discontinue any offers or sales of Registrable Securities pursuant to such Registration Statement until advised in writing by the Company that the use of such Registration Statement may be resumed. In the case of a deferred Registration Statement filing, the Company shall provide prompt written notice to the Investor of the Company’s decision to file and seek effectiveness of the Registration Statement following such deferral. In the case of either a suspension of use of, or deferred filing of, any Registration Statement, the Company shall not, during the pendency of such suspension or deferral, be required to take any action (including any action pursuant to Section 2.2 hereof) with respect to the registration or sale of any Registrable Securities pursuant to any such Registration Statement.

(e)               Other Securities. Subject to Section 2.2(e) below, any Registration Statement may include Other Securities and may include securities of the Company being sold for the account of the Company; provided that (i) such Other Securities are excluded first from such Registration Statement and, if necessary, the securities of the Company being sold for the account of the Company are next excluded from such Registration Statement, in order to comply with any applicable laws or request from any Government Entity, the Nasdaq Global Market or any applicable listing agency, and (ii) no Other Securities may be included in an Underwritten Offering pursuant to Section 2.2 without the consent of the Investor.

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2.2              Sales and Underwritten Offerings of the Registrable Securities.

(a)               Notwithstanding any provision contained herein to the contrary, the Investor shall, and subject to the limitations set forth in this Section 2.2, be permitted (i) one (1) Underwritten Offering per calendar year, but no more than two (2) Underwritten Offerings in total under the term of this Agreement, (ii) no more than two (2) Block Trades in total under the term of this Agreement (which, for avoidance of doubt, the cap is intended to cover where the Company will specifically be a party to the block trade sales agreement) and (iii) no more than one (1) Underwritten Offerings or Block Trades in any twelve (12)-month period, to effect the sale or distribution of Registrable Securities.

(b)               If the Investor intends to effect an Underwritten Offering or Block Trade pursuant to a Registration Statement to sell or otherwise distribute Registrable Securities, it shall so advise the Company and provide as much notice to the Company as reasonably practicable (and, in either case, not less than 15 business days prior to the Investor’s request) that the Company file a prospectus supplement to a Registration Statement.

(c)               In connection with any Underwritten Offering initiated by the Investor pursuant to this Section 2.2, the Investor shall be entitled to select the underwriter or underwriters for such offering, subject to the consent of the Company, such consent not to be unreasonably withheld or conditioned.

(d)               In connection with any Underwritten Offering or Block Trade initiated by the Investor pursuant to this Section 2.2, the Investor (and the Company, as applicable in accordance with Section 2.4(d)) shall enter into an underwriting agreement in customary form with the underwriter or underwriters with customary terms, and the Company and the Investor, as applicable, shall complete and execute all customary questionnaires, powers of attorney, custody agreements, indemnities and other documents as may be requested by such underwriter or underwriters. The Company shall not be required to include any of the Registrable Securities in such underwriting if (i) the underwriting agreement proposed by the underwriter or underwriters contains representations, warranties or conditions that are not reasonable in light of the Company’s then-current business or customarily made by issuers in the same industry in underwritten public offerings or (ii) the underwriter, underwriters or the Investor require the Company to participate in any marketing, road show or comparable activity that may be required to complete the orderly sale of shares by the underwriter or underwriters.

(e)               If the total amount of securities to be sold in any Underwritten Offering initiated by the Investor pursuant to this Section 2.2 exceeds the amount that the underwriters reasonably determine in their sole discretion is compatible with the success of the offering, then such offering shall include only that number of securities, including Registrable Securities (subject in each case to the cutback provisions set forth in this Section 2.2(e)), that the underwriters determine in their sole discretion shall not jeopardize the success of the offering. If the Underwritten Offering has been requested pursuant to Section 2.2(a) hereof, the number of Ordinary Shares and ADSs that are entitled to be included in the registration and underwriting shall be allocated in the following manner: (a) first, any Other Securities the Company or any other security holder other than the Investor seeks to include in such registration shall be excluded and (b) second, if then necessary, Registrable Securities requested to be included in such registration by the Investor shall be excluded. To facilitate the allocation of securities in accordance with the above provisions, the Company or the underwriters may round down the number of Ordinary Shares or ADSs allocated to the Investor to the nearest 100 shares.

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2.3              Fees and Expenses. All Registration Expenses (other than those associated with the initial Registration Statement to be filed by the Filing Date which shall be borne by the Company) incurred in connection with registrations pursuant to this Agreement shall be borne by the Investor, other than with respect to fees and disbursements of counsel for the Company and of all independent certified public accountants of the Company.

2.4              Registration Procedures. In the case of each registration of Registrable Securities effected by the Company pursuant to Section 2.1 hereof, the Company shall keep the Investor advised as to the initiation of each such registration and as to the status thereof. The Company shall:

(a)               prepare and file with the Commission such amendments and supplements to such Registration Statement and the prospectuses used in connection with such Registration Statement as may be necessary to keep such Registration Statement effective and current and comply with the provisions of the Securities Act with respect to the disposition of all securities covered by such Registration Statement;

(b)               furnish to the Investor such numbers of copies of a prospectus, including preliminary prospectuses, in conformity with the requirements of the Securities Act, and such other documents as the Investor may reasonably request in order to facilitate the disposition of Registrable Securities;

(c)               use commercially reasonable efforts to register and qualify the Registrable Securities covered by such Registration Statement under such other securities or blue sky laws of such jurisdictions in the United States as shall be reasonably requested by the Investor, provided that the Company shall not be required in connection therewith or as a condition thereto to qualify to do business or to file a general consent to service of process in any such states or jurisdictions;

(d)               in the event of an Underwritten Offering or Block Trade, and subject to Section 2.2(d), enter into and perform its obligations under an underwriting agreement or Block Trade sale agreement, in usual and customary form, with the managing underwriter of such offering and take such other usual and customary action as the Investor may reasonably request in order to facilitate the disposition of such Registrable Securities;

(e)               notify the Investor at any time (i) when a prospectus relating to a Registration Statement covering any Registrable Securities is required to be delivered under the Securities Act of the happening of any event as a result of which the prospectus included in such Registration Statement, as then in effect, includes an untrue statement of a material fact or omits to state a material fact required to be stated therein or necessary to make the statements therein not misleading in the light of the circumstances then existing or (ii) the issuance by the Commission of any stop order suspending the effectiveness of such Registration Statement covering any or all of the Registrable Securities or any order by the Commission preventing or suspending the use of any preliminary or final prospectus or the initiation of any proceedings for such purpose. The Company shall use commercially reasonable efforts to amend or supplement such prospectus in order to cause such prospectus not to include any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading in the light of the circumstances then existing, and in the case of clause (ii), seek the lifting of such stop order as promptly as possible;

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(f)                use commercially reasonable efforts to provide a transfer agent and registrar as well as the Depositary, as applicable, for all Registrable Securities registered pursuant to such Registration Statement and, if required, a CUSIP number for all such Registrable Securities, covered by the applicable Registration Statement from and after a date not later than the effective date of such Registration Statement;

(g)               if requested by the Investor, use commercially reasonable efforts to cause the Company’s transfer agent to remove any restrictive legend from any Registrable Securities in the manner and timeframe contemplated by the Purchase Agreement; and

(h)               cause to be furnished, at the request of the Investor, on the date that Registrable Securities are delivered to underwriters for sale in connection with an Underwritten Offering, (i) an opinion, dated such date, of the counsel representing the Company for the purposes of such registration, in form and substance as is customarily given to underwriters in an underwritten public offering, addressed to the underwriters, and (ii) a letter or letters from the independent certified public accountants of the Company, in form and substance as is customarily given by independent certified public accountants to underwriters in an underwritten public offering, addressed to the underwriters.

2.5              The Investor’s Obligations.

(a)               Discontinuance of Distribution. The Investor agrees that, upon receipt of any written notice from the Company of the occurrence of any event of the kind described in Section 2.4(e) hereof, the Investor shall immediately discontinue disposition of Registrable Securities pursuant to any Registration Statement covering such Registrable Securities until the Investor’s receipt of the copies of, or the Company’s filing of, the supplemented or amended prospectus contemplated by Section 2.4(e) hereof or receipt of notice that no supplement or amendment is required and that the Investor’s disposition of the Registrable Securities may be resumed. The Company may provide appropriate stop orders to enforce the provisions of this Section 2.5(a).

(b)               Compliance with Prospectus Delivery Requirements. The Investor covenants and agrees that it shall comply with the prospectus delivery requirements of the Securities Act as applicable to them or an exemption therefrom in connection with sales of Registrable Securities pursuant to any Registration Statement filed by the Company pursuant to this Agreement.

(c)               Notification of Sale of Registrable Securities. The Investor covenants and agrees that it shall notify the Company following the sale of Registrable Securities to a third party as promptly as reasonably practicable, and in any event within thirty (30) days, following the sale of such Registrable Securities, provided that any public disclosure, through a regulatory filing or otherwise, disclosing such sale within such time period shall satisfy the Investor’s notice obligation hereunder.

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2.6              Indemnification.

(a)               To the extent permitted by law, the Company shall indemnify the Investor, and, as applicable, the officers, directors, managers and constituent partners or members of, and legal counsel for, the Investor and each Person controlling the Investor, with respect to which registration, related qualification, or related compliance of Registrable Securities has been effected pursuant to this Agreement, and each underwriter, if any, and each Person who controls any underwriter within the meaning of the Securities Act against all claims, losses, damages, or liabilities (or actions in respect thereof) to the extent such claims, losses, damages, or liabilities arise out of or are based upon (i) any untrue statement (or alleged untrue statement) of a material fact contained in any prospectus or other document (including any related Registration Statement) incident to any such registration, qualification, or compliance, or (ii) any omission (or alleged omission) to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading, or (iii) any violation or alleged violation by the Company of the Securities Act, the Exchange Act, the Israeli Securities Law, 1968, as amended (the “Securities Law”), any state securities law, or any rule or regulation promulgated under the Securities Act, the Exchange Act, the Securities Law, or any state securities law applicable to the Company and relating to action or inaction required of the Company in connection with any such registration, qualification, or compliance; and the Company shall pay as incurred to the Investor, each such underwriter, and each Person who controls the Investor or underwriter, any legal and any other expenses reasonably incurred in connection with investigating or defending any such claim, loss, damage, liability, or action; provided, however, that the indemnity contained in this Section 2.6(a) shall not apply to amounts paid in settlement of any such claim, loss, damage, liability, or action if settlement is effected without the consent of the Company (which consent shall not unreasonably be withheld); and provided, further, that the Company shall not be liable in any such case to the extent that any such claim, loss, damage, liability, or expense arises out of or is based upon (A)  any untrue statement or omission or alleged untrue statement or omission based upon information furnished in writing to the Company by the Investor, such underwriter, or such controlling Person, as applicable, in each case expressly for use in such Registration Statement and related prospectus or in any amendment or supplement thereto or to the extent that such information relates to the Investor, such underwriter, or such controlling Person, as applicable, or the Investor’s, such underwriter’s, or such controlling Person’s proposed method of distribution of Registrable Securities and was reviewed or furnished in writing by the Investor, such underwriter, or such controlling Person expressly for use therein; (B) the use by the Investor of an outdated or defective prospectus after the Company has notified the Investor in writing in accordance with Section 2.5(a) that such prospectus is outdated or defective; or (C) the Investor’s failure to send or give a copy of the prospectus (as then amended or supplemented), if required (and not exempted) to the Persons asserting an untrue statement or omission or alleged untrue statement or omission at or prior to the written confirmation of the sale of Registrable Securities.

(b)               To the extent permitted by law, the Investor shall, if Registrable Securities held by the Investor are included for sale in the registration and related qualification and compliance effected pursuant to this Agreement, indemnify the Company, each of its directors, each officer of the Company who signs the applicable Registration Statement, each legal counsel and each underwriter of the Company’s securities covered by such a Registration Statement, each Person who controls the Company or such underwriter within the meaning of the Securities Act against all claims, losses, damages, and liabilities (or actions in respect thereof) arising out of or based upon (A) any untrue statement or alleged untrue statement of a material fact contained in any such Registration Statement, any prospectus or in any amendment or supplement thereto or in any preliminary prospectus, or arising out of or relating to any omission or alleged omission of a material fact required to be stated therein or necessary to make the statements therein (in the case of any prospectus or supplement thereto, in the light of the circumstances under which they were made) not misleading, and shall pay as incurred to such persons, any legal and any other expenses reasonably incurred in connection with investigating or defending any such claim, loss, damage, liability, or action, in each case only to the extent that such untrue statement (or alleged untrue statement) or omission (or alleged omission) is made in (and such violation pertains to) such Registration Statement or related document in reliance upon and in conformity with written information furnished to the Company by the Investor and stated to be specifically for use therein or to the extent that such information relates to the Investor or the Investor’s proposed method of distribution of Registrable Securities and was reviewed or furnished in writing by the Investor expressly for use therein; (B) the use by the Investor of an outdated or defective prospectus after the Company has notified the Investor in writing in accordance with Section 2.5(a) that such prospectus is outdated or defective; or (C) the Investor’s failure to send or give a copy of the prospectus (as then amended or supplemented), if required (and not exempted) to the Persons asserting an untrue statement or omission or alleged untrue statement or omission at or prior to the written confirmation of the sale of Registrable Securities; provided, however, that the indemnity contained in this Section 2.6(a) shall not apply to amounts paid in settlement of any such claim, loss, damage, liability, or action if settlement is effected without the consent of the Investor (which consent shall not unreasonably be withheld); provided, further, that the Investor’s liability under this Section 2.6(a) (when combined with any amounts the Investor is liable for under Section 2.6(c)) shall not exceed the net proceeds received by the Investor upon the sale of Registrable Securities included in the Registration Statement giving rise to such indemnification obligation.

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(c)               Promptly after receipt by an indemnified party under this Section 2.6 of notice of the commencement of any action, such indemnified party shall, if a claim in respect thereof is to be made against an indemnifying party under this Section 2.6, notify the indemnifying party in writing of the commencement thereof and generally summarize such action. The indemnifying party shall have the right to participate in and to assume the defense of such claim; provided, however, that the indemnifying party shall be entitled to select counsel for the defense of such claim with the approval of any parties entitled to indemnification, which approval shall not be unreasonably withheld; provided further, however, that if either party reasonably determines that there may be a conflict between the position of the Company and the Investor in conducting the defense of such action, suit, or proceeding by reason of recognized claims for indemnity under this Section 2.6, then counsel for such party shall be entitled to conduct the defense to the extent reasonably determined by such counsel to be necessary to protect the interest of such party. The failure to notify an indemnifying party promptly of the commencement of any such action, if prejudicial to the ability of the indemnifying party to defend such action, shall relieve such indemnifying party, to the extent so prejudiced, of any liability to the indemnified party under this Section 2.6, but the omission so to notify the indemnifying party shall not relieve such party of any liability that such party may have to any indemnified party otherwise than under this Section 2.6.

(d)               If the indemnification provided for in this Section 2.6 is held by a court of competent jurisdiction to be unavailable to an indemnified party with respect to any loss, liability, claim, damage, or expense referred to therein, then the indemnifying party, in lieu of indemnifying such indemnified party hereunder, shall contribute to the amount paid or payable by such indemnified party as a result of such loss, liability, claim, damage, or expense in such proportion as is appropriate to reflect the relative fault of the indemnifying party on the one hand and of the indemnified party on the other in connection with the statements or omissions that resulted in such loss, liability, claim, damage, or expense as well as any other relevant equitable considerations. The relative fault of the indemnifying party and of the indemnified party shall be determined by reference to, among other things, whether the untrue or alleged untrue statement of a material fact or the omission to state a material fact relates to information supplied by the indemnifying party or by the indemnified party and the parties’ relative intent, knowledge, access to information, and opportunity to correct or prevent such statement or omission. In no event, however, shall (i) any amount due for contribution hereunder be in excess of the amount that would otherwise be due under Section 2.6(a) based on the limitations of such provisions and (ii) a Person guilty of fraudulent misrepresentation (within the meaning of the Securities Act) be entitled to contribution from a Person who was not guilty of such fraudulent misrepresentation.

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(e)               Notwithstanding the foregoing, to the extent that the provisions on indemnification and contribution contained in the underwriting agreement entered into in connection with an Underwritten Offering or a Block Trade sale agreement are in conflict with the foregoing provisions, the provisions in the underwriting agreement or Block Trade sale agreement shall control; provided, however, that the failure of the underwriting agreement to provide for or address a matter provided for or addressed by the foregoing provisions shall not be a conflict between the underwriting agreement or the Block Trade sale agreement and the foregoing provisions.

(f)                The obligations of the Company and the Investor under this Section 2.6 shall survive the completion of any offering of Registrable Securities in a Registration Statement under this Agreement or otherwise.

2.7              Information. The Investor shall furnish to the Company upon request such information regarding the Investor and the distribution proposed by the Investor as the Company may reasonably request and as shall be reasonably required to effect the registration of the Registrable Securities. The Investor agrees to, as promptly as practicable (and in any event prior to any sales made pursuant to a prospectus), furnish to the Company all information regarding the Investor required to be disclosed in order to make the information previously furnished to the Company by the Investor not misleading. The Investor agrees to keep confidential the receipt of any notice received pursuant to Section 2.4(e) and the contents thereof, except as required pursuant to applicable law. Notwithstanding anything to the contrary herein, the Company shall be under no obligation to name the Investor in any Registration Statement if the Investor has not provided the information required by this Section 2.7 with respect to the Investor as a selling securityholder in such Registration Statement or any related prospectus.

2.8              Rule 144 Requirements. With a view to making available to the Investor the benefits of Rule 144 and any other rule or regulation of the Commission that may at any time permit the Investor to sell Registrable Securities to the public without registration, the Company agrees to use commercially reasonable efforts to:

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(a)               make and keep public information available, as those terms are understood and defined in Rule 144 at all times after the date hereof;

(b)               file with the Commission in a timely manner all reports and other documents required of the Company under the Securities Act and the Exchange Act;

(c)               prior to the filing of the Registration Statement or any amendment thereto (whether pre-effective or post-effective), and prior to the filing of any prospectus or prospectus supplement related thereto, to provide the Investor with copies of all of the pages thereof (if any) that reference the Investor; and

(d)               furnish to the Investor, so long as the Investor owns any Registrable Securities, forthwith upon request (i) a written statement by the Company that it has complied with the reporting requirements of Rule 144, and (ii) such other information as may be reasonably requested by the Investor in availing itself of any rule or regulation of the Commission which permits the Investor to sell any such securities without registration.

Section 3

Miscellaneous

3.1              Amendment. No amendment, alteration or modification of any of the provisions of this Agreement shall be binding unless made in writing and signed by each of the Company and the Investor.

3.2              Injunctive Relief. It is hereby agreed and acknowledged that it shall be impossible to measure in money the damages that would be suffered if the parties fail to comply with any of the obligations herein imposed on them and that in the event of any such failure, an aggrieved Person shall be irreparably damaged and shall not have an adequate remedy at law. Any such Person shall, therefore, be entitled (in addition to any other remedy to which it may be entitled in law or in equity) to injunctive relief, including, without limitation, specific performance, to enforce such obligations, and if any action should be brought in equity to enforce any of the provisions of this Agreement, none of the parties hereto shall raise the defense that there is an adequate remedy at law.

3.3              Notices. All notices required or permitted under this Agreement must be in writing and sent to the address or facsimile number identified below. Notices must be given: (a) by personal delivery, with receipt acknowledged; (b) by email followed by hard copy delivered by the methods under clause (c) or (d); (c) by prepaid certified or registered mail, return receipt requested; or (d) by prepaid reputable overnight delivery service. Notices shall be effective upon receipt. Either party may change its notice address by providing the other party written notice of such change. Notices shall be delivered as follows:

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If to the Investor:	At the address as set forth on the signature pages hereto

If to the Company:	BrainsWay Ltd.
16 Hartum Street RAD Tower, 14th Floor Har HaHotzvim Jerusalem, 9777516, Israel
Attention: Menachem Klein, Esq.
E-mail: mklein@brainsway.com

with a copy to:	Haynes and Boone, LLP
30 Rockefeller Plaza, 26th Floor
New York, New York 10112
Attention: Rick A. Werner and Alok A. Choksi
E-mail: Rick.Werner@haynesboone.com and Alok.Choksi@haynesboone.com

3.4              Governing Law; Jurisdiction; Venue; Jury Trial.

(a)               Notwithstanding the place where this Agreement may be executed by any of the parties hereto, the parties expressly agree that this Agreement shall be governed by and construed in accordance with the laws of the State of New York without giving effect to any choice or conflict of law provision or rule (whether of the State of New York or any other jurisdiction) that would cause the application of the laws of any jurisdiction other than the State of New York.

(b)               Each of the Company and the Investor irrevocably and unconditionally submits, for itself and its property, to the nonexclusive jurisdiction of the courts of the State of New York sitting in the Borough of Manhattan, New York and of the United States District Court of the Southern District of New York, and any appellate court from any thereof, in any action or proceeding arising out of or relating to this Agreement and the transactions contemplated herein, or for recognition or enforcement of any judgment, and each of the Company and the Investor irrevocably and unconditionally agrees that all claims in respect of any such action or proceeding may be heard and determined in such New York state court or, to the fullest extent permitted by applicable law, in such federal court. Each of the Company and the Investor hereto agrees that a final judgment in any such action or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by law.

(c)               Each of the Company and the Investor irrevocably and unconditionally waives, to the fullest extent permitted by applicable law, any objection that it may now or hereafter have to the laying of venue of any action or proceeding arising out of or relating to this Agreement and the transactions contemplated herein in any court referred to in Section 3.4(b) hereof. Each of the Company and the Investor hereby irrevocably waives, to the fullest extent permitted by applicable law, the defense of an inconvenient forum to the maintenance of such action or proceeding in any such court.

(d)               EACH OF THE COMPANY AND THE INVESTOR HEREBY IRREVOCABLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN ANY LEGAL PROCEEDING DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY (WHETHER BASED ON CONTRACT, TORT OR ANY OTHER THEORY). EACH OF THE COMPANY AND THE INVESTOR (A) CERTIFIES THAT NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PERSON HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PERSON WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER AND (B) ACKNOWLEDGES THAT EACH OF THE COMPANY AND THE INVESTOR HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION.

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3.5              Successors, Assigns and Transferees. Any and all rights, duties and obligations hereunder shall not be assigned, transferred, delegated or sublicensed by any party hereto without the prior written consent of the other party; provided, however, that the Investor shall be entitled to transfer Registrable Securities to one or more of its Affiliates and, solely in connection therewith, may assign its rights hereunder in respect of such transferred Registrable Securities, in each case, so long as the Investor is not relieved of any liability or obligations hereunder, without the prior consent of the Company. Any transfer or assignment made other than as provided in the first sentence of this Section 3.5 shall be null and void. Subject to the foregoing and except as otherwise provided herein, the provisions of this Agreement shall inure to the benefit of, and be binding upon, the successors, permitted assigns, heirs, executors and administrators of the parties hereto. In the event that the Company is a party to a merger, consolidation, share exchange or similar business combination transaction in which the Registrable Securities are converted into the equity securities of another Person, from and after the effective time of such transaction, such Person shall, by virtue of such transaction, be deemed to have assumed the obligations of the Company hereunder, the term “Company” shall be deemed to refer to such Person and the term “Registrable Securities” shall be deemed to include the securities received by the Investor in connection with such transaction unless such securities are otherwise freely tradable by the Investor after giving effect to such transaction.

3.6              Entire Agreement. This Agreement, together with any exhibits hereto, constitute the entire agreement between the parties relating to the subject matter hereof and all previous agreements or arrangements between the parties, written or oral, relating to the subject matter hereof are superseded.

3.7              Waiver. No failure on the part of either party hereto to exercise any power, right, privilege or remedy under this Agreement, and no delay on the part of either party hereto in exercising any power, right, privilege or remedy under this Agreement, shall operate as a waiver thereof; and no single or partial exercise of any such power, right, privilege or remedy shall preclude any other or further exercise thereof or of any other power, right, privilege or remedy.

3.8              Severability. If any part of this Agreement is declared invalid or unenforceable by any court of competent jurisdiction, such declaration shall not affect the remainder of the Agreement and the invalidated provision shall be revised in a manner that shall render such provision valid while preserving the parties’ original intent to the maximum extent possible.

3.9              Titles and Subtitles. The titles and subtitles used in this Agreement are used for convenience only and are not to be considered in construing or interpreting this Agreement. All references in this Agreement to sections, paragraphs and exhibits shall, unless otherwise provided, refer to sections and paragraphs hereof and exhibits attached hereto.

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3.10          Counterparts. This Agreement may be executed in any number of counterparts, each of which shall be enforceable against the parties that execute such counterparts (including by facsimile or other electronic means), and all of which together shall constitute one instrument.

3.11          Term and Termination. This Agreement shall terminate upon the earlier of (i) the fourth (4th) anniversary of the Effective Date and (ii) with respect to the Investor, the date as of which the Investor ceases to hold any Registrable Securities. The provisions of Section 2.6 shall survive any termination.

[Remainder of Page Intentionally Left Blank; Signature Page Follows]

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IN WITNESS WHEREOF, the parties hereto have executed this Registration Rights Agreement effective as of the day, month and year first above written.

BRAINSWAY LTD
By:__________________________________________ Name: Title: With a copy to (which shall not constitute notice):

Goldfarb Gross Seligman & Co.

One Azrieli Center

Tel Aviv 67021, Israel

Attention: Oded Bejarano, Adv. and Perry Wildes, Adv.

Email: oded.bejarano@goldfarb.com and

perry.wildes@goldfarb.com

and

Haynes and Boone, LLP

30 Rockefeller Plaza, 26th Floor

New York, New York 10112

Attention: Rick A. Werner and Alok A. Choksi

E-mail: Rick Werner@haynesboone.com and

Alok.Choksi@haynesboone.com

[Signature Page to Registration Rights Agreement]

IN WITNESS WHEREOF, the parties hereto have executed this Registration Rights Agreement effective as of the day, month and year first above written.

VALOR BRAINSWAY HOLDINGS, LLC

By: _____________________

Name: Jonathan Shulkin

Title: Authorized Signatory

320 N. Sangamon Street, Suite 1200

Chicago, IL 60607

Email:     finance@valorep.com;

legalteam@valorep.com; and jshulkin@valorep.com.

With a copy to (which shall not constitute notice):

Shibolet & Co.

TOU Towers, 4 Yizhak Sadeh St.

Tel Aviv, Israel, 6777520

Attn: Maya Koubi Bara-Nes, Adv.; Vica Schreiber, Adv.

Telephone: +972-3-777-8333

E-mail: Maya@shibolet.com; v.schreiber@shibolet.com.

and

Vedder Price P.C.

222 North LaSalle Street

Chicago, IL 60601

Attn: Michael A. Nemeroff, Esq.

Email: mnemeroff@vedderprice.com.

[Signature Page to Registration Rights Agreement]